UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



             [   ]  Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


[X]  Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
                                    of 1934

        For the transition period from January 1, 1998 to May 31, 1998


                          Commission file number 1-12


              Full title of the Plan and the address of the Plan,
               if different from that of the issuer named below:



                          The Quaker Investment Plan




Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                       The Quaker Oats Company
                       P.O. Box 049001
                       Chicago, Illinois 60604-9001





Item 1.  See Item 4.

Item 2.  See Item 4.

Item 3.  See Item 4.

Item 4.  Financial Statements and Exhibits

     (a)  Financial Statements

          The Quaker Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), and the report of Washington, Pittman & McKeever, LLC, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

     (b)  Exhibit

          Consent of Independent Public Accountants - Washington, Pittman & McKeever, LLC.


                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                               The Quaker Investment Plan
                               (Name of Plan)




                               /s/PAMELA S. HEWITT
                               (Pamela S. Hewitt)
                               Senior Vice President - Human Resources


                               /s/DENNIS CORRY
                               (Dennis Corry)
                               Director - Employee Benefits



                               /s/JAMES BROWN
                               (James Brown)
                               Manager - Benefit Plans
Date: November 20, 1998




<2>


                                 Exhibit Index


            Exhibit                                  Paper (P) or
            Number          Description              Electronic (E)

             (a)            The Quaker Investment          E
                            Plan Financial Statements
                            as of May 31, 1998 and
                            December 31, 1997


             (b)            Consent of Independent         E
                            Public Accountants




<3>


                                                   Exhibit (a)







                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                             FINANCIAL STATEMENTS

                   AS OF MAY 31, 1998 AND DECEMBER 31, 1997

                  TOGETHER WITH INDEPENDENT AUDITOR'S REPORT





<4>



                       THE QUAKER OATS COMPANY

                      THE QUAKER INVESTMENT PLAN

              AS OF MAY 31, 1998 AND DECEMBER 31, 1997



                         TABLE OF CONTENTS



                                                            PAGE

INDEPENDENT AUDITOR'S REPORT                                  6


STATEMENTS OF NET ASSETS AVAILABLE FOR  BENEFITS             7-8


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS   9-10


NOTES TO FINANCIAL STATEMENTS                               11-18


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES              19


SCHEDULE OF REPORTABLE TRANSACTIONS                          20




<5>





                             INDEPENDENT AUDITOR'S REPORT



To the Plan Committee of
THE QUAKER INVESTMENT PLAN
of The Quaker Oats Company


We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker Investment Plan (Plan) as of May 31, 1998 and December 31, 1997, and the related Statements of Changes in Net Assets Available for Benefits for the five months ended May 31, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the five months ended May 31, 1998 and the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules contain supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         /s/WASHINGTON, PITTMAN & McKEEVER, LLC
                                            WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
October 30, 1998




<6>





                                           THE QUAKER OATS COMPANY

                                         THE QUAKER INVESTMENT PLAN

                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                            AS OF MAY 31, 1998

                                          (dollars in thousands)



                                               Quaker                  Money
                                               Stock    Diversified    Market    Bond      Loan
                                    Total       Fund       Fund         Fund       Fund      Fund

ASSETS                             $    --     $   --   $     --      $    --    $   --   $    --


LIABILITY                               --         --         --           --        --        --


NET ASSETS AVAILABLE FOR BENEFITS  $    --     $   --   $     --      $    --    $   --   $    --




     See the Statement of Changes in Net Assets Available for Benefits for the five months ended May 31, 1998 and the accompanying notes to financial statements.



<7>





                                           THE QUAKER OATS COMPANY

                                          THE QUAKER INVESTMENT PLAN

                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                           AS OF DECEMBER 31,1997

                                           (dollars in thousands)






                                                            Quaker                    Money
                                                            Stock       Diversfied    Market       Bond        Loan
                                                 Total       Fund         Fund         Fund        Fund        Fund

ASSETS

Investments, at market -
  The Quaker Oats Company Common Stock
    (1,896,494 shares, cost $47,579)            $ 100,039   $ 100,039   $      --   $      --    $      --    $     --
  Marketable Securities (cost $157,041)           182,149          --     162,584          --       19,565          --
  Short-Term Investments (cost $16,586)            16,675          --      16,675          --           --          --
  Collective Short-Term Investment Fund            44,080         404       4,364      39,171          141          --
                                                  342,943     100,443     183,623      39,171       19,706          --

Participant loans                                   6,068          --          --          --           --       6,068
      Total investments                           349,011     100,443     183,623      39,171       19,706       6,068


Employee contributions receivable                     559         163         313          56           27          --
Accrued dividends and interest receivable             933         544         198         190            1          --
Receivable for investments sold                     3,075          --       3,075          --           --          --
Interfund transfers (payable) receivable               --      (5,274)      1,905         801        2,568          --
         Total assets                             353,578      95,876     189,114      40,218       22,302       6,068


LIABILITY

Payable for investments purchased                   2,113          --       2,113          --           --          --



NET ASSETS AVAILABLE FOR BENEFITS               $ 351,465   $  95,876   $ 187,001   $  40,218    $  22,302    $  6,068



                                          See accompanying notes to financial statements.



<8>






                                           THE QUAKER OATS COMPANY

                                          THE QUAKER INVESTMENT PLAN

                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                  FOR THE FIVE MONTHS ENDED MAY 31, 1998

                                           (dollars in thousands)



                                                                       Quaker                      Money
                                                                       Stock       Diversfied      Market       Bond        Loan
ADDITIONS                                                Total          Fund          Fund          Fund        Fund        Fund

Investment income:
     Dividends                                        $   1,784     $     494     $    1,290     $     --    $      --    $     --
     Interest                                             1,736            92            606          970           68          --
Total investment income                                   3,520           586          1,896          970           68          --

Realized gain on investments - (Note 6)                  33,165         9,222         15,706           --        8,237          --


Unrealized gain (loss) on investments - (Note 7)          2,411          (331)        10,516           --       (7,774)         --


Employee contributions                                    6,541         1,502          4,004          608          427          --

Contributions from other plans                            1,063           184            742           69           68          --
          Total additions                                46,700        11,163         32,864        1,647        1,026          --


DEDUCTIONS

Distributions to participants                            21,876         4,494         10,966        5,277        1,139          --
Dividends distributions to participants                   1,550         1,550             --           --           --          --
          Total deductions                               23,426         6,044         10,966        5,277        1,139          --

Interfund transfers, net                                     --        (4,709)        (2,693)       4,149        2,820         433


Net transfers to the Salaried 401(k) Plan - (Note 2)   (374,739)      (96,286)      (206,206)     (40,737)     (25,009)     (6,501)


Decrease in net assets                                 (351,465)      (95,876)      (187,001)     (40,218)     (22,302)     (6,068)

Net assets available for benefits,
  Beginning of period                                   351,465        95,876        187,001       40,218       22,302       6,068



NET ASSETS AVAILABLE FOR
     BENEFITS, END OF PERIOD                          $      --     $      --     $       --     $     --    $      --    $     --



                                           See accompanying notes to financial statements.

<9>





                                           THE QUAKER OATS COMPANY

                                          THE QUAKER INVESTMENT PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                    FOR THE YEAR ENDED DECEMBER 31, 1997

                                           (dollars in thousands)







                                                                    Quaker                    Money
                                                                    Stock      Diversified    Market       Bond        Loan
ADDITIONS                                               Total        Fund         Fund         Fund        Fund        Fund

Investment income:
  Dividends                                           $   4,672   $   2,381   $   2,291    $      --   $      --   $      --
  Interest                                                3,794         217       1,216        2,322          39          --

Total investment income                                   8,466       2,598       3,507        2,322          39          --

Realized gain on investments - (Note 6)                  53,077      12,719      39,697           --         661          --

Unrealized gain (loss) on investments - (Note 7)         17,359      18,248      (2,516)          --       1,627          --

Employee contributions                                   10,813       3,042       5,927        1,150         694          --

Contributions from other plans                            3,898         926       2,193          566         213          --

           Total additions                               93,613      37,533      48,808        4,038       3,234          --


DEDUCTIONS

Distributions to participants                            35,285       9,019      13,766       10,068       2,432          --

Interfund transfers, net                                     --     (22,181)     12,744        5,042       4,213         182

Increase (decrease) in net assets                        58,328       6,333      47,786         (988)      5,015         182


Net assets available for benefits,
  Beginning of period                                   293,137      89,543     139,215       41,206      17,287       5,886


NET ASSETS AVAILABLE FOR
  BENEFITS, END OF PERIOD                             $ 351,465   $  95,876   $ 187,001    $  40,218   $  22,302   $   6,068



                                                    See accompanying notes to financial statements.


<10>





                           THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF MAY 31, 1998 AND DECEMBER 31, 1997


NOTE 1 - THE QUAKER INVESTMENT PLAN

The following brief description of The Quaker Investment Plan (Plan) provides only general information. The Plan document should be referred to for the complete Plan provisions.

General

The Plan covers salaried domestic employees of The Quaker Oats Company (Company) and certain domestic subsidiaries. The Plan is solely funded by employee contributions. Under the Plan, eligible salaried employees may accumulate funds on a pretax basis for long-term retirement savings. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

This report discusses the five-month transition period ended May 31, 1998 and the year ended December 31, 1997. The Board of Directors of the Company approved the merger of the Plan with The Quaker Employee Stock Ownership Plan to form The Quaker 401(k) Plan for Salaried Employees (Salaried 401(k)). See
Note 2 for further discussion of the merger.

Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the
Company. The Plan's trustee, which was The Northern Trust Company (Northern Trust) through May 31, 1998, and then was The Fidelity Management Trust Company
(FMTC), is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. Hewitt Associates was the Plan's record-keeper through May 31, 1998. The Fidelity
Institutional Retirement Services Company is the new record-keeper for the Plan, effective June 1, 1998. The Company paid all expenses incurred by the Plan through May 31, 1998.

Eligibility

Under the current terms of the Plan, salaried employees of the Company are eligible to participate in the Plan on the date of employment.

Changes to the Quaker Stock Fund

Effective September 1, 1997, the Quaker Stock Fund was converted to an Employee Stock Ownership Plan within the meaning of Section 4975 (e)(7) of the Internal Revenue Code. The Quaker Stock Fund will continue to be a part of the Plan; however, Quaker Stock Fund participants were paid quarterly cash dividends from the Plan and, when paid, the Company was eligible for a corresponding tax deduction.


<11>




                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF MAY 31, 1998 AND DECEMBER 31, 1997


NOTE 1 - THE QUAKER INVESTMENT PLAN (CONTINUED)

Contributions

Participants in the Plan are allowed to defer receipt of, and have placed in the Plan, up to 15 percent of their base salary, subject to the Internal Revenue Service (IRS) dollar amounts allowed. Participants with a base salary of less than $70,000 are able to contribute up to 15 percent. Those participants with a base salary of $70,000 or more are limited to 7 percent. Contributions are not subject to federal income tax until distributed to the participants or their beneficiaries. Through May 31, 1998, Plan participants could invest in one or more of the Plan's four funds: the Quaker Stock Fund, the Diversified Fund, the Bond Fund, and the Money Market Fund. The Plan allows participants to transfer their accounts, in multiples of 25 percent, among funds once a month. Participants may also change the percentage of their earnings contributed to the Plan once a month. The Plan allows employees the option to deposit excess funds from The Quaker Flex Plan to the Plan. The Plan also allows a participant to contribute to the Plan a lump-sum distribution received from other qualified plans when the contribution qualifies as a tax-free rollover.

Distributions

Participants may elect in writing to receive all or a portion of their accounts if they are at least age 59 1/2 years or if they are totally and permanently disabled as determined by the Company with the advice of a medical doctor. The participant's account will then be valued as of the latest available valuation date before distribution. If only a portion of the account is distributed, the remaining balance will continue to be adjusted for contributions, net earnings, gains and losses as of each valuation date.

Participants may receive a distribution of a portion of their accounts in the event of a hardship. Hardship withdrawals occur when funds are required for purchasing or making capital expenditures for a primary residence, financing the post-secondary education of the participant or the participant's family or alleviating existing financial hardship.

If a participant's employment with the Company is terminated, the Plan will distribute the participant's account balance to the participant or the participant's beneficiary. A participant may elect to defer the lump-sum distribution or the start of installment payments until age 70 1/2. If a participant terminates employment, attains age 65 in a Plan year, and no distribution or deferral election is received by the 15th day after the end of the Plan year, an automatic lump-sum distribution will be made. A participant may elect in writing to receive the distribution in one of the following ways:
(a) in a lump sum; (b) in a partial distribution; or (c) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin as determined by the IRS regulations.




<12>


                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF MAY 31, 1998 AND DECEMBER 31, 1997


NOTE 1 - THE QUAKER INVESTMENT PLAN (CONTINUED)

If  the  distribution  is made through installment payments,  the  participant's remaining account balance will continue to be adjusted for net earnings and gains and losses as of each valuation date. If a participant's account value is $5,000 ($3,500 through May 31, 1998) or less, an automatic lump-sum distribution will be made as soon as practicable after the end of the Plan year in which termination occurs.

Loans

Plan participants may obtain loans from their account balances subject to the following terms and restrictions which are effective for loan applications received after September 15, 1989:

     (a) Participants may borrow up to 50 percent of their account balance including the highest loan balance in the previous one-year period, but not more than $50,000 or less than $1,000.

     (b) Through May 31, 1998, the terms of such loans shall not exceed five years and the rate of interest to be applied will be the Northern Trust prime rate plus 1 percent.

     (c) Repayments on the loan are to be made directly through payroll deductions for active employees.

     (d) Loans made to a participant shall be secured by the participant's non-forfeitable interest from one or more of the funds in which a participant's account is invested prior to the making of such loans.

Participants with an outstanding loan (for at least a year) may request an additional loan. The additional loan will have a separate payment schedule from the existing loan. Participants cannot exceed two outstanding loans (through May 31, 1998).

Plan Termination

The Plan may be terminated at any time by the action of the Board of Directors or Executive Committee of the Board. In the event of termination of the Plan, the accounts shall be held for the benefit of the participants, former participants or their beneficiaries.




<13>




                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF MAY 31, 1998 AND DECEMBER 31, 1997


NOTE 2 - PLAN CHANGES

Plan Merger

Effective May 31, 1998, at close of business, the Plan merged with The Quaker Employee Stock Ownership Plan to form the Salaried 401(k). As a result of this merger, the assets of the Plan were transferred to the Salaried 401(k).

The Salaried 401(k) has not yet received a determination letter from the IRS; however, the Salaried 401(k) administrator believes that the merged plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, qualifies as tax exempt.

Management Change

The Plan's administrative committee appointed FMTC as the new trustee and The Fidelity Institutional Retirement Services Company as the new record-keeper for the Plan, effective June 1, 1998. The Salaried 401(k) offers four funds similar to those previously available in the Plan, along with several new investment options.

Participant accounts were transferred into the corresponding investment funds. The Bond Fund, previously managed by Barclays Global Investors, is managed by The Pacific Investment Management Company. The Money Market Fund and the Quaker Stock Fund, previously managed by Northern Trust, are managed by FMTC. Management of the Diversified Fund remains the same.


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The  accompanying  financial statements are prepared on  the  accrual  basis  of
accounting.   Interest  income  is recorded as earned  and  dividend  income  is recorded as of the record date.

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates and assumptions.





<14>



                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF MAY 31, 1998 AND DECEMBER 31, 1997




NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation

Investments are included in the accompanying Statements of Net Assets Available for Benefits at fair market value. Fair market value is based on published market prices.

Net realized and unrealized gains and losses for the period are reflected in the accompanying Statement of Changes in Net Assets Available for Benefits. The net realized gain or loss on the investments sold is calculated as the difference between the proceeds received and the average cost of the investments. The net realized gain or loss on the distribution of investments is calculated as the difference between the fair market value on the date of distribution and the average cost of the investments. The net unrealized gain or loss is calculated as the difference between the fair market value of the investments less the cost of the investments at the end of the Plan year and the fair market value of the investments less the cost of the investment at the beginning of the Plan year.

Purchases and sales of securities, including related gains and losses, are recognized on the transaction trade date. Brokerage commissions increase the cost or decrease the sale proceeds on the security transactions.


NOTE 4 - TRUST INVESTMENTS

Participants in the Plan may invest in the Quaker Stock Fund (common stock of the Company), the Diversified Fund (primarily common and preferred stock of corporations other than the Company and/or interest-bearing securities), the Bond Fund (primarily corporate bonds with an average credit rating of "A" and with maturities of up to 30 years), or the Money Market Fund (primarily short-term fixed-income securities). The Trustee is authorized to keep such portion of any of the investment funds as may seem advisable, from time to time, in cash or cash equivalents and/or in short-term fixed-income investments.

The final value before transfer of each unit in a participant's account as of May 31, 1998 and December 31, 1997 for each of the four funds was as follows:

                                           Unit Value
                                        1998          1997
          Quaker Stock Fund          $ 43.41       $ 39.61
          Diversified Fund           $ 35.35       $ 30.68
          Money Market Fund          $  7.83       $  7.65
          Bond Fund                  $  2.90       $  2.84




<15>



                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF MAY 31, 1998 AND DECEMBER 31, 1997

                            (dollars in thousands)


NOTE 5 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on October 9, 1997, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of May 31, 1998 and December 31, 1997.


NOTE 6 - REALIZED GAIN ON INVESTMENTS IN SECURITIES

The realized gain on investments in securities was as follows:



                         Five Months Ended                   Year Ended
                            May 31, 1998                  December 31, 1997

                       Aggregate                      Aggregate
                        Cost of                        Cost of
                      Securities      Realized        Securities       Realized
                   Sold/Distributed     Gain       Sold/Distributed      Gain

Quaker Stock Fund    $   8,056       $   9,222        $  14,099       $  12,719
Diversified Fund       141,658          15,706          271,701          39,697
Bond Fund               15,196           8,237            1,161             661
                     $ 164,910       $  33,165        $ 286,961       $  53,077



NOTE 7 - UNREALIZED GAIN ON INVESTMENTS IN SECURITIES

The unrealized gain on investments in securities was as follows:


                                      Five Months Ended          Year Ended
                                        May 31, 1998          December 31, 1997

   Unrealized gain, beginning of year    $  77,657               $  60,298
   Unrealized gain during the year           2,411                  17,359

   UNREALIZED GAIN, END OF YEAR          $  80,068               $  77,657





<16>


                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF MAY 31, 1998 AND DECEMBER 31, 1997

                            (dollars in thousands)


NOTE 8 - CURRENT VALUE GAIN

Based on the Current Value reporting requirements of the Department of Labor and the IRS instructions for Form 5500, the net realized gain on the investments sold is calculated as the difference between the proceeds received and the fair market value of investments on the first day of the Plan year or the acquisition date if purchased during the Plan year. The net realized gain on the distribution of investments is calculated as the difference between the fair market value of investments on the date of distribution and the fair market value of investments on the first day of the Plan year. The net unrealized gain for Form 5500 is calculated as the difference between the fair market value of investments at the end of the Plan year and the fair market value at the beginning of the Plan year. The net realized gain and net unrealized gain were as follows:


                                         Five Months Ended       Year Ended
                                           May 31, 1998       December 31, 1997

   Net realized gain on investments         $   8,187             $  29,253
   Net unrealized gain on investments          27,389                41,183

   NET GAIN ON INVESTMENTS                  $  35,576             $  70,436




NOTE 9 - RECONCILIATION OF THE FORM 5500 TO THE FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements:


                                                    As of            As of
                                                May 31, 1998   December 31,1997


 Net assets available for benefits
   per the Form 5500                            $       --         $ 348,531
 Add: Distributions payable to participants             --             2,934


 NET ASSETS AVAILABLE FOR BENEFITS PER
   THE FINANCIAL STATEMENTS                     $       --         $ 351,465





<17>





                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF MAY 31, 1998 AND DECEMBER 31, 1997

                            (dollars in thousands)


NOTE 9 - RECONCILIATION OF THE FORM 5500 TO THE FINANCIAL STATEMENTS (CONTINUED)


The following is a reconciliation of benefits paid to participants per the Form 5500 to the financial statements:


                                            Five Months Ended     Year Ended
                                              May 31, 1998     December 31,1997

   Distributions to participants  per
     the Form 5500                             $  24,521           $  36,475
   Add:  Distributions payable,
           beginning of year                       2,934               1,744
   Less: Distributions payable,
           transferred to Salaried 401(k)
           on May 31, 1998                         4,029                  --
         Distributions payable, end of year           --               2,934
   DISTRIBUTIONS AND DIVIDENDS TO
     PARTICIPANTS PER THE FINANCIAL
     STATEMENTS                                $  23,426           $  35,285





<18>


                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

               FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR

                              INVESTMENT PURPOSES

                              AS OF MAY 31, 1998



Investments were transferred to the Salaried 401(k) as of May 31, 1998.


                                            Number of              Market
Description                                  Shares       Cost     Value

TOTAL INVESTMENTS                              --        $   --    $   --






<19>





                                          THE QUAKER OATS COMPANY

                                        THE QUAKER INVESTMENT PLAN

                          FORM 5500 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                                   FOR THE FIVE MONTHS ENDED MAY 31, 1998

                              (dollars in thousands, except average price data)






                                               Average Purchase    Transaction      Cost of    Current Value on      Net
                                                and Sale Price        Fees           Asset     Transaction Date      Gain

Description

Quaker Stock Fund -

  The Quaker Oats Company Common Stock
    81,590 shares purchased in 8 transactions      $   52.41        $       4      $   4,280     $    4,280        $     --


    298,216 shares sold in 13 transactions         $   54.81        $      15      $   7,621     $   16,360        $  8,739


Bond Fund -

  Quaker Master Trust - Wells Fargo Bond
    807,546 units sold in 1 transaction            $   28.88        $      --      $  15,129     $   23,324        $  8,196






<20>


                                                             Exhibit (b)










                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the use of our report dated October 30, 1998 (and references to our Firm) included in or made a part of this Form 11-K. It should be noted that we have not audited any financial statements of The Quaker Investment Plan subsequent to May 31, 1998 or performed any audit procedures subsequent to the date of our report.








                                       /s/WASHINGTON, PITTMAN & McKEEVER, LLC
                                          WASHINGTON, PITTMAN & McKEEVER, LLC




Chicago, Illinois
November 17, 1998


<21>